Exhibit 99.1

CODE OF CONDUCT

table of Contents our

part 1: Our Code of Conduct

1. OUR VALUES 1

2. TO WHOM IS THIS CODE APPLICABLE? 1

3. TONE FROM THE TOP: MESSAGE FROM OUR CEO 2

4. OUR CODE OF CONDUCT GUIDING PRINCIPLES 3

part 2: Compliance Requirements

5. COMPLIANCE WITH THE LAW 4 12. ZERO TOLERANCE FOR FRAUD 14

6. OUR BOOKS AND RECORDS 5 13. ANTI-COMPETITIVE PRACTICES 15

7. USE OF GOLDCORP ASSETS 6 14. ANTI-MONEY LAUNDERING

8. CONFLICTS OF INTEREST 7 15. EMPLOYEE RELATIONS

8.1 What are conflicts of interest and what are you 15.1 Mutual respect expected to do? 15.2 Harassment and bullying 16

8.2 Conflicts of interest arising from romantic relationships 8 15.3 Discrimination

8.3 Conflicts of interest arising from gifts and entertainment 16. RESPONSIBLE MINING 17

9. ANTI-BRIBERY AND ANTI-CORRUPTION 10 16.1 Respect for human rights

10. THIRD-PARTY COMPLIANCE AND OVERSIGHT 12 16.2 Our Planet – Our Choices – Our Legacy

11. POLITICAL INVOLVEMENT AND CHARITABLE GIVING 13 16.3 Safe Enough For Our Families 18

11.1 Individual political involvement

17 MANAGING GOLDCORP’S INFORMATION 19

11.2 Corporate political involvement

11.3 Charitable donations

part 3: Speak Up!

18. THE ROLE OF A MANAGER IN THE ETHICS

REPORTING PROCESS 21

19. HOW TO MAKE A REPORT 22

19.1 Alternative Ethics Reporting Channels

20. WHAT CAN YOU EXPECT WHEN MAKING A REPORT? 23

21. THE ROLE OF THE ETHICS COMMITTEE 25

part 4: Administrative Matters

22. CORRECTIVE ACTIONS 26

22.1 Disciplinary measures

23. TRAINING AND AWARENESS 27

24. OTHER MATTERS 28

part 1

our Code of Conduct

This is our Code of Conduct and it is relevant to you and anyone conducting work for Goldcorp or any of its subsidiaries, joint ventures or affiliated companies (“Goldcorp”). The principles included in this handbook summarize what Goldcorp expects from each of us and provide us with valuable advice on how to conduct our work with integrity.

1 OUR VALUES 2 TO WHOM IS THIS CODE APPLICABLE?

Our vision of “Together, Creating Sustainable This Code is applicable to all Goldcorp Board Value” is a reflection of our Company values. members, Officers and Employees as well as to any third party conducting work or acting on Goldcorp’s behalf.

We belIeVe In:

oPen safe ProduCtIon CoMMunICatIon

eMPoWerInG aCtInG etHICallY otHers

resPeCtInG all

InnoVatIon our staKeHolders

Q: Is there any difference in the Code’s applicability due to geographical location or level in the organization?

A: No, the Code is equally applicable to everybody regardless of level or location.

Q: Why is the Code applicable to third parties if they are external to Goldcorp?

A: We see third parties as a strategic extension of Goldcorp and therefore we have the same compliance expectations that we have for our own employees.

WHat does tHat Mean for us?

It means that we must be accountable for our actions as individuals since these actions are fundamental to achieve our commitments as a company.

3 TONE FROM THE TOP: MESSAGE FROM OUR CEO

Ethics from the Ground Up

Hello, and thank you for taking the time to read and understand our Code of Conduct. The Board of Directors and the Executive Management team sincerely believe that our Code of Conduct is the core of Goldcorp’s commitment to acting ethically and a key component of our Company’s values.

We have high expectations for your I encourage you to talk to your local performance on the job and for your management team if you have ability to conduct your responsibilities any doubts or concerns regarding in accordance with the principles our Code of Conduct or any other defined in our Code. We strongly related policies. Alternatively, you believe that acting ethically and with can always use our ethics reporting integrity is the only path to follow in channels for which you will find our efforts to create sustainable value contact information throughout for all of our stakeholders. this document.

Our integrity as an organization Thanks for all your efforts in making depends on how each of us acts Goldcorp a company that we are all and that is why we call our program proud to work for.

Ethics from the Ground Up. I want to take this opportunity to thank you for your commitment to acting ethically and with integrity and to also ask you to please see our Code not just as a policy, but as a tool to help us achieve and maintain that commitment. Chuck Jeannes

President and CEO

4 OUR CODE OF

CONDUCT GUIDING PRINCIPLES

At Goldcorp we believe in acting ethically. To ensure that we live this value we need to:

Understand and abide by the Code of Conduct

Lead by example by having the courage to say and do what is right

Communicate the Code of Conduct to those who work with us

Report any real or potential Code of Conduct violation

Our company records must always be transparent, complete, confidential and accurate Complying

Take care of with the Code of Goldcorp assets Conduct and with the as if they were law are conditions your own of employment The Code of Conduct Always is applicable to disclose all real everyone working or apparent conflicts for or on behalf of interest of Goldcorp Bribery and corruption will never Fraudulent activities be in Goldcorp’s will not be tolerated best interest

Our commitment to safety and Always treat responsible mining is people with key to doing what respect is right

All Code of Conduct violations must trigger corrective actions part 2

CoMPlIanCe requIreMents

Part 2 of our Code includes all the requirements that we are expected to fulfill while conducting work for Goldcorp.

5 COMPLIANCE WITH THE LAW

Goldcorp expects everyone conducting work We strive to do what is right

Complying for Goldcorp to comply with the laws and even when that means holding with the Code regulations applicable to their jobs. Violating the ourselves to higher standards of Conduct and

with the law are laws of any of the countries where we operate than those required by law.

conditions of may lead to both disciplinary measures and civil employment or criminal liability for the Company and for the persons involved.

Our Responsibility

Never commit or condone an illegal act or authorize others, such as contractors or agents, to act illegally on Goldcorp’s behalf.

Ask questions if the requirements of any law are not clear.

Avoid acting in a way that could lead others to question Goldcorp’s commitment to complying with applicable laws.

Q: What should I do if I find myself in a situation where the applicable laws are in contradiction to what the Code or any other Goldcorp policy says?

A: You should always follow the law and contact the Legal department for further clarification.

Q: What should I do if I find myself in a situation where the uses and customs of a particular location are in contradiction to what the Code says?

A: You should always follow the Code and contact the Legal and/or the Ethics and Compliance Departments for further guidance.

6 OUR BOOKS AND RECORDS

It is everybody’s responsibility to ensure that our books and records completely and accurately represent the true nature of the transactions that triggered those records.

Our company records must always be transparent, complete, confidential and accurate

Our Responsibility

Provide any information necessary to ensure that our records are accurate, fair, timely, complete and understandable.

Never use or authorize accounting practices, such as falsified books, secret accounts or slush funds, that could distort our financial reporting, operating results or performance measures.

Treat all information and records related to Goldcorp’s business as confidential.

All information created or received in any format (paper, electronic, digital, audiovisual, graphic or other) while conducting Goldcorp business is the property of Goldcorp.

dIdYou KnoW?

Q: What should I do with Goldcorp records if I am reassigned or if I leave the Company?

A: Return Goldcorp records to your immediate supervisor, remembering that these records are property of Goldcorp.

Q: Am I expected to keep Goldcorp records forever?

A: Not necessarily. However, you must never destroy or alter Goldcorp records unless directed by the Legal Department.

7 USE OF GOLDCORP ASSETS

Goldcorp makes significant efforts to ensure that When assessing if a business-

we have the necessary assets and resources to related expense is appropriate,

Take care of properly and safely conduct our work. Goldcorp ask yourself if you would make

Goldcorp assets

as if they were requires and expects that company assets and the same decision if it was your your own resources are used for Goldcorp business only. own money.

Take Note

Exceptional situations may warrant the personal use of Goldcorp assets. However, these instances must be both reasonable and incidental in nature and should never interfere with our ability to properly perform our duties.

Excessive use of Goldcorp assets (e.g. computers and software, email, telephones, smartphones, internet and other electronic systems, vehicles, stationery, etc.) for personal matters is not allowed unless explicitly authorized in writing by your manager.

Stealing, damaging, misusing or wasting Goldcorp assets is a serious violation of our Code.

Q: I have a Goldcorp iPhone and sometimes I use it to call my family to let them know where I am. Is this OK?

A: Yes, Goldcorp assets should be used primarily for work but the situation described would be considered as an incidental personal use.

Q: My co-worker, who sits next to me, has started his own business. I saw him printing off some materials related to his business using Goldcorp’s stationery supplies. What should I do?

A: This goes beyond incidental personal use of Goldcorp assets and therefore violates our Code. You should talk to your manager, the People Department or Ethics and Compliance Department about this right away.

Q: I witnessed a co-worker ask a third-party consultant working for Goldcorp to pick up the bill for a very expensive meal and then to bill that back to Goldcorp. Is this an acceptable practice?

A: No, aside from being against the principle of disciplined use of Goldcorp resources, it could constitute an act of fraud because your co-worker may be trying to conceal expenses that are outside Goldcorp’s policy.

8 CONFLICTS OF INTEREST

8.1 What are conflicts of interest and what are you expected to do?

Conflicts of interest occur when someone is asked to make a decision or perform Always disclose a task for Goldcorp, but at the same time that person has a conflicting personal all real or apparent interest (direct or indirect; real or perceived) in the outcome of that decision or task. conflicts of interest

dIdYou KnoW?

Situations involving potential conflicts of interest are not uncommon in our business and do not necessarily represent Code violations if they are timely and transparently disclosed.

A potential conflict of interest may exist even if you believe it is possible to make a decision or perform a task without being influenced by personal interests.

Examples of situations that could create Conflicts of Interest:

A relationship (e.g. family member, partner, etc.) with a third party who provides goods or services to Goldcorp.

Receiving lavish gifts, improper payments or other benefits or favours from a third party who works or is looking to work for Goldcorp.

Supervising another staff member or third party with whom you have a direct or indirect relationship (including romantic relationships).

Accepting outside employment that could create the appearance of a conflict of interest (e.g. working for another company in the mining industry or for a third party who works for Goldcorp).

How to Deal with Conflicts of Interest

In the event of a real or potential feedback from management conflict of interest you have and/or from the Ethics and

to notify management or your Compliance Department.

immediate supervisor and Please refer to Part 3: Speak Up!

document the disclosure by for Alternative Ethics Reporting

sending an email to Channels that can be used to

ethics.help@goldcorp.com. disclose conflicts of interest.

You should not proceed with or

continue to participate in the

decision or task until you receive

8.2 Conflicts of interest arising from romantic relationships

A conflict of interest can be triggered by a Goldcorp will always seek to romantic relationship between co-workers or resolve these matters as fairly

dIdYou between Goldcorp employees and third parties and discreetly as possible,

KnoW?

providing services (or looking to provide but at the same time full and services) to Goldcorp. timely disclosure of any real

or potential conflict of interest

caused by romantic/intimate

Romantic relationships are personal matters relationships is mandatory.

but when they create real or potential conflicts

of interest they have to be disclosed.

Our Responsibility

Disclose to your manager or another member of management any romantic relationship that could be perceived to create a conflict of interest.

If a disclosure is brought to your attention, ensure that appropriate measures are taken to mitigate the risks of the conflict; for example, re-assign supervisory responsibilities or transfer persons involved to different roles.

8.3 Conflicts of interest arising from gifts and entertainment

Gifts, travel, tickets to sporting and entertainment events and meals (“gifts”) can play an important role in building business relationships. However, depending on their value and nature, they can also create the impression that someone is receiving special or unfair treatment (e.g. a conflict of interest).

neVer

Ask for gifts from Goldcorp’s goods and services providers.

Accept or give any gift of cash or cash equivalent (e.g. pre-paid credit cards, spending vouchers).

alWaYs

Disclose to management gifts received or offered that exceed the lesser of 0.5% of your annual gross salary or US$500.

Obtain management’s approval before making a gift to a third party with Goldcorp’s resources.

Obtain advice from the Legal Department or from the Ethics Committee (ethics.help@goldcorp.com) before giving or offering anything of value to a government official. Refer to Goldcorp’s Anti-Bribery and Anti-Corruption Policy for further details and compliance requirements.

Ensure that all gifts made with Company resources are accurately and transparently recorded in the Company’s accounting records.

Make sure any gifts you give or receive comply with these conditions

They are infrequent

They are of reasonable value

They are not out of the ordinary in our industry or uncommon business practice? They are not given or received with corrupt intent? They are appropriate? They help to build or maintain good business relationships

Q: I work in the mine maintenance department. My cousin is the local representative of a mechanical maintenance firm that will be invited to bid in a particular project in which I am not directly involved. Should I disclose this?

A: Yes. Although you may not be directly involved, your line of work is closely related to the services that your cousin will be bidding on. This could create the perception of a conflict of interest

(e.g. you could be sharing privileged information with your cousin).

Q: Although I didn’t ask for it, one of the vendors I work with sent me an expensive case of wine. What should I do?

A: You should raise this to your manager right away. Management should then assess how to proceed with the gift and with the vendor.

Q: I know that the authorities are very sensitive to gifts given to government officials, even if these are aligned with Goldcorp’s policy and the law.

My supervisor told me that to avoid any trouble we should record these as “charitable contributions”. Is this a valid practice?

A: Absolutely not. Not recording these gifts transparently is illegal and against the Code. You should challenge your supervisor on his/her request or seek help from the Legal or the Ethics and Compliance departments.

Q: I am a full-time mechanic at one of Goldcorp’s mines. I work 14 days on site and then I go back home for 7 days. During my days off I work at a mechanical shop in my hometown. Is this a conflict of interest?

A: No. The situation described does not generate a conflict of interest. However, you should ensure that you are getting enough rest during your days off in order to be fit to perform your work at Goldcorp.

Q: I work in the accounting department and my brother has recently applied for a job in the exploration department at the same site. Should I disclose this?

A: Assuming that you have nothing to do with the recruitment process or the exploration department, this situation does not represent a conflict of interest and therefore does not require disclosure.

Q: It is customary in my country to give holiday presents to those third parties who have worked with us during the year, including government officials. Is this practice forbidden by the Code?

A: Not necessarily. However the present must comply with all the criteria defined in the Code and if it relates to a government official, further authorization/ validation by the Legal Department is required.

9 ANTI-BRIBERY AND ANTI-CORRUPTION

Corruption of government officials involves situations where a representative of

Bribery and Goldcorp (e.g. Board member, officer, employee or third party acting on Goldcorp’s corruption behalf) offers, gives or agrees to give anything of value to a government official will never be in (of any level) in exchange for a benefit or advantage that the Company would

Goldcorp’s

best interest otherwise not be entitled to obtain. “Anything of Value” includes cash, favours,

employment, excessive hospitality, and directing business to a particular individual or company, among others.

Our Commitment

Our commitment to acting with integrity requires that Goldcorp, its Board members, officers, employees and third parties acting on behalf of Goldcorp, must never engage in or condone acts of bribery or corruption of government officials, even if this leads to delays or additional costs for Goldcorp.

You are also expected to be fully familiar and comply with Goldcorp’s

Anti-Bribery and Anti-Corruption Policy, which provides comprehensive information about this topic and Goldcorp’s compliance expectations.

Bribery and corruption of government officials is illegal in all countries where we operate and could cause significant reputational damage and liability (e.g. significant monetary fines, penalties and imprisonment) not only against the Company but also against those individuals who are involved.

dIdYou

KnoW? The only exception to this provision is when you are requested to pay a bribe and not doing so poses an imminent threat to your personal safety and/or the safety of others.

Q: I am in charge of the construction of a new maintenance facility. A: Absolutely not. Hiring the government The contractors are on site and already billing us by the hour. clerk’s son-in-law would constitute a bribe as we would be receiving a benefit

Unfortunately our application for the construction permit was rejected because we are not entitled to (i.e. receive we failed to present some supporting documentation. As a result of this, we have a permit without complying with all not yet started with the work. These delays are costing us tens of thousands of requirements) in exchange for something dollars a day. of value (i.e. a job). Although this may

The government clerk in charge of issuing the permit insinuated that he could reduce project costs and avoid schedule resolve this if we would consider hiring his son-in-law. The cost of hiring this delays, it would expose Goldcorp to person is significantly lower than the cost we are already incurring due to the much higher penalties and reputational project delays. I think that it would be in Goldcorp’s best interest to go ahead and damage for violation of anti-corruption accept the government clerk’s proposal, right? that would offset any short-term benefits we could have gained.

Take Note

Corruption among employees and private parties (Commercial Corruption) is also a serious violation of our Code of Conduct. Commercial Corruption involves situations where a representative of Goldcorp (including third parties) engages in undisclosed arrangements in order to provide an unwarranted advantage to a third party (e.g. vendors, contractors, consultants, agents, etc.) in exchange for a personal benefit (e.g. kickback, supply of goods for personal use, favours, lavish gifts and/or entertainment, etc.) either by mutual agreement with the third party or through the form of extortion.

10 THIRD-PARTY COMPLIANCE AND OVERSIGHT

Goldcorp’s success is in part the result of the hard

The Code work and commitment of thousands of business

of Conduct partners that work for or act on our behalf. We

is applicable to

everyone working see our contractors, agents, consultants, vendors for or on behalf and sub-contractors as an extension of Goldcorp of Goldcorp and because of that, we place on them the

same compliance expectations as we do on our

own employees.

Our Responsibility

Ensure that those third parties working under your supervision are aware that they need to comply with Goldcorp policies (e.g. Code of Conduct, Anti-Bribery and Anti-Corruption Policy, Safety Policy, Human Rights Policy, Security Policy, Environmental Policy, etc.) and that they have access to and understand these policies.

Ensure that the compliance requirements for third parties are clearly stated in applicable contracts or purchase orders.

Conduct a proper background check/due diligence prior to engaging a third party to work for or on behalf of Goldcorp. Refer to Goldcorp’s Third-Party Due Diligence Standards for further information on this requirement.

Provide sufficient oversight on the activities carried out by third parties.

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Goldcorp could be held legally liable for actions conducted by third parties while working for or on behalf of Goldcorp. That is why it is fundamental that we clearly communicate our compliance expectations to those third parties we supervise or retain.

11 POLITICAL INVOLVEMENT AND CHARITABLE GIVING

11.1 Individual political involvement

If an employee decides to participate in political activities, Goldcorp requires that the employee do so on his/her own time and at his/her own expense.

NEVER

- Interfere with a person's right to choose his/her political preferences and involvement.
- Act or speak on Goldcorp's behalf with regard to political matters unless expressly authorized to do so by Goldcorp's **Timely Disclosure, Confidentiality and Insider Trading Policy**.

11.2 Corporate political involvement

Goldcorp will engage in the political process with respect to policy matters that are relevant to our business. However, because laws in certain jurisdictions prohibit or regulate corporate donations to political parties, politicians, or candidates for government office, Goldcorp's policy is that all contributions to political parties, politicians, or candidates for public office must be approved in advance by the Senior Vice President, Corporate Affairs or the Chief Executive Officer in consultation with Goldcorp's Legal Department. Please refer to our **Political Contributions Guidelines** for further details and compliance requirements.

11.3 Charitable donations

We are committed to creating sustainable value that brings long-term social and economic benefits for all stakeholders, throughout the life cycle of our mines and beyond. To this end, donations should support initiatives that build capacity to create a social and economic legacy. Goldcorp has prioritized four core funding areas:

EDUCATION	COMMUNITY DEVELOPMENT
HEALTH	ARTS AND CULTURE

ALWAYS

- Ensure that all charitable donations are aligned with our **Donations Policy** and that these are never made with corrupt intent.

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12 ZERO TOLERANCE FOR FRAUD

We believe in acting ethically, which includes a commitment not to engage in or tolerate fraud. Fraud is an intentional act or omission designed to deceive Goldcorp

Fraudulent or another person to obtain a benefit that one is not entitled to.

activities will not

be tolerated Fraud can include a wide range of activities, e.g. falsifying financial or operational records, engaging in fraudulent relationships with vendors/contractors such as receiving kickbacks, and misappropriating

Goldcorp assets (including both physical assets and non-physical assets).

Our Responsibility

Never engage in fraudulent activities in the course of your work.

Ensure that Goldcorp assets and resources are used for legitimate business purposes only.

Q: Recently my co-worker, who is at the same level as me, has been making personal expenditures that seem unusual and that I definitely could not afford. He just bought a luxury car and he is now taking all his family to an expensive beach resort. All these started around the same time he took over the supervision of the contractor building our new processing plant.

A: You have identified a red flag. This does not necessarily mean that fraud is happening but could be an indication of it. You should raise this concern to management or to the Ethics and Compliance Department for guidance.

Q: My manager has asked me to “re-arrange” the operating results using an alternative method that I think distorts the data. After I raised this concern with him he insisted on his original request. What should I do?

A: You should speak with the mine/office general manager or raise your concerns to the Ethics and Compliance Department right away.

13 ANTI-COMPETITIVE PRACTICES

Goldcorp believes that fair competition is fundamental to our commitment to acting ethically.

NEVER

- Discuss commercial information (e.g. pricing, quantities, suppliers, delivery dates, profit margins, etc.) with Goldcorp's business partners or competitors, or enter into any agreements for the purpose of restraining free trade or competition.

14 ANTI-MONEY LAUNDERING

Goldcorp is committed to ensuring that its operations are not used by others to bring funds generated by illegal activities into legitimate commerce (money laundering).

ALWAYS

- Take reasonable actions to ensure contractors and suppliers are legitimate and reputable businesses by conducting proper background checks and due diligence; please refer to our **Third-Party Due Diligence Standards** for further information.

15 EMPLOYEE RELATIONS

We strive to foster an open and inclusive workplace environment where professional and respectful behaviour is a fundamental condition that must always be in place. We strongly support the principle by which all individuals should have an equal opportunity to participate in our company and achieve their full potential.

Always treat people with respect

15.1 Mutual respect

Goldcorp requires that all of us treat each other and all members of the outside community with respect, professionalism and courtesy. Mutual respect is a condition that must always be in place under any circumstance and at all levels.

Take Note

Being in a supervisory role does not provide the ability to treat staff in a disrespectful manner. Instead, Goldcorp expects that our supervisors and managers will lead by example and foster a work environment where mutual respect is always present.

Q&A

Q: Some of the staff reporting to me are insubordinate and lazy. Sometimes I need to make an example out of them and yell at them in front of the rest of the crew to avoid this culture from spreading. Is this OK under the described circumstances?

A: No. It is never OK to yell at your staff regardless of reason or circumstance. Performance issues should be dealt with through the appropriate channels such as the Performance Evaluation Process.

15

15.2 Harassment and bullying

Harassment and bullying are unwelcome behaviours that a reasonable person would consider to be degrading, humiliating, discriminatory, or intimidating. Accusations of harassment and bullying are very serious and, like any other Code of Conduct report, should only be made in good faith.

Harassment and bullying are based on the perception of the affected party. Therefore, if you are feeling harassed or bullied we encourage you to respectfully ask the person or persons triggering this feeling to please stop the perceived offensive behaviour.

If you are not comfortable doing this, or after your request the perceived harassment or bullying continues, please contact the People Department or raise your concerns using the Alternative Ethics Reporting Channels as described in **Part 3: Speak Up!**

Q&A

Q: My supervisor is constantly giving me more work than what I can handle. I think she is doing this to make me fail and fire me because she doesn't like me. Is this harassment?

A: Not necessarily. Work load management could be challenging and your supervisor might not have enough visibility on what is needed to achieve the tasks she assigns to you. You should first try to use the proper channels such as speaking to your supervisor, talking to your manager or discussing your concerns with the People Department to try to find a solution to your work overload.

Q: Last night as we were leaving the work site, my supervisor referred to me in a way which hurt my feelings. This had never happened before but my co-worker said that I could file a report against him for harassment. Should I do it?

A: Not yet. Although your supervisor's comment could have been perceived by you as disrespectful, maybe he did not realize that such comment would hurt your feelings. You should try to talk to your supervisor and let him know how you feel. If he continues with this behaviour, then you should talk to your manager, the People Department or use the Alternative Ethics Reporting Channels.

Q: Two of the underground supervisors are constantly threatening the new employees with terminating them if they don't catch up with their work. They are constantly calling them names and making fun of them every time they make a mistake. I feel bad for them but they should be the ones reporting these issues directly – not me, right?

A: Not necessarily. You are perceiving a behaviour that could be cataloged as bullying. In other words, you have witnessed a potential Code of Conduct violation. You should therefore raise this concern to your manager, the People Department or use the Alternative Ethics Reporting Channels.

15.3 Discrimination

Factors like race, religion, colour, sex, sexual orientation, age, nationality or ethnicity must never be considered to determine decisions about hiring, performance, employment promotions, pay rates, transfers, lay-offs or terminations.

Take Note

Physical disabilities should never determine work-related decisions, unless the disability prevents a person from safely doing a job and the disability cannot reasonably be accommodated.

Q&A

Q: I have been on the job for three years now and most of my co-workers have already been promoted but not me. Could this be considered discrimination?

A: Not necessarily. Promotions, role changes and other work-related moves depend on availability of opportunities and performance. You should first talk to your supervisor and to the People Department to clearly identify what you should be doing better in order to achieve the desired promotion.

16

16 RESPONSIBLE MINING

We are committed to being responsible stewards of the environment and to complying with the highest applicable health and safety standards. We hold the respect of human rights to be a primary requirement in our operations and maintain a principled, conscientious approach to corporate citizenship.

16.1 Respect for human rights

We strive to respect and integrate human rights best practices into our business processes. Respect and consideration for human rights must be integral to our decision-making processes.

our Human Rights Policy articulates our commitment to respecting human rights globally. It requires all of us to ensure that all activities and operations are conducted in a manner that respects the rights of fellow employees and the communities in which we operate.

Our commitment includes aspects such as respecting the Universal Declaration of Human Rights and other applicable laws on human rights; respecting labour practices and relations in association with the International Labour Organization; following the Voluntary Principles on Security,

Con?ict-Free Gold and Human Rights; not supporting unlawful armed con?icts; and conducting regular training on human rights for our employees and speci?c stakeholders as applicable.

Our commitment to safety and responsible mining is key to doing what is right

16.2 Our Planet – Our Choices – Our Legacy

We are committed to the protection of life, health and the environment for present and future generations. We focus our efforts on achieving our business objectives while meeting our commitment to sustainable development. All parties working for Goldcorp are required to incorporate this commitment into their planning and work actions. Please refer to our Environmental and Sustainability Policy for further compliance requirements on this matter.

This stated commitment is only the ?rst step. In order to meet this commitment, Goldcorp has implemented a Sustainability

Excellence Management System

(SEMS).The SEMS provides the framework and standards for Goldcorp sustainability management programs, and will help ensure superior performance management for implementing the Environmental and

Sustainability Policy.

The SEMS contains standards for all phases and activities of the mine life cycle, from property acquisition and exploration through engineering and construction, to operations, closure and post-closure, and applies to all parties working for Goldcorp.The standards represent performance benchmarks that all of the company’s sites are expected to meet.These performance standards are routinely reviewed and revised to ensure that Goldcorp continually strives to have a best in class environmental and sustainability program.

16.3 Safe Enough For Our Families

We are committed to making our operations Safe Enough For Our Families. If you are not comfortable sending a family member to work at one of our mines or of?ces, then we are not Safe Enough For Our Families and further improvements and enhancements to the safety controls, processes and procedures are required.

To support our goal to become Safe Enough For Our Families, Goldcorp has adopted the Golden Rules and the Life Saving Rules that all of us are required to follow.

Take Note

Our safety rules deal with important matters including:

? Fit for Work; ? Working at Heights;

? Driving; ? Hazardous Substances;

? Ground Stability; ? Permit to Work;

? Lifting, Rigging and Hoisting; ? Protective Devices; and

? Energy Isolation; ? Personal Protective Equipment.

Q: Should I report safety concerns through the Alternative Ethics Reporting Channels

A: We encourage you to immediately report any safety concern you may have to your manager. However, the Alternative Ethics Reporting Channels are also available for this purpose.

Complying with the Life Saving Rules is a condition of employment at Goldcorp.

dIdYou KnoW

We expect that all employees and third parties working at our sites, projects and of?ces are fully aware of and understand each of these safety rules. Please refer to the Safety Manuals and Policies for further details and requirements around these important rules in order to make Goldcorp Safe Enough For Our Families.

17 MANAGING GOLDCORP INFORMATION

We are committed to providing timely, factual, accurate and complete disclosure of information to shareholders and all our other stakeholders.

You should never trade Goldcorp stock when in possession of material information that has not yet been publicly disclosed.

Material information is information that could, dIdYou if known, affect the price of Goldcorp shares. It KnoW is illegal to use material information that has not been disclosed to the public when buying or selling shares (“insider trading”). It is also illegal to pass on this information to others for their use to buy or sell shares (“tipping”).

Our company records must always be transparent, complete, confidential and accurate

Our Responsibility

Read, understand and comply with Goldcorp’s Timely Disclosure,

Condentiality and Insider Trading Policy.

Refer external inquiries about Goldcorp’s business to the Vice President, Investor Relations or the Communications departments.

Never speak on behalf of Goldcorp unless expressly authorized to do so.

Keep all undisclosed material information condential.

Q: I was invited to present at a mining exploration conference. When I finished my presentation a member of the audience asked for my technical opinion on Goldcorp’s newest development project. What should I do

A: You should make a statement indicating that all your comments are your own personal opinion and not Goldcorp’s and then refer only to information that has been made public regarding that development project. If you are unsure about which information is public and which isn’t, you should not respond and direct the party who asked the question to Goldcorp Investors’ Relations or Communications departments.

part 3

sPeaK uP!

Report any When we work for Goldcorp we accept the commitment to report real or potential in good faith situations that represent real or potential violations of

Code of Conduct violation our Code of Conduct. This section provides details on how the Ethics Reporting Process works.

Our Responsibility

Report real or potential Code of Conduct violations to management or through the Alternative Ethics Reporting Channels.

Make reports in good faith and on a timely basis.

Cooperate in Code of Conduct investigations if asked to do so.

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Reporting Code of Conduct violations is not an option; it is your responsibility. Knowing about Code of Conduct violations and failing to report them could itself constitute a violation of the Code of Conduct.

If you nd yourself in a situation where you need to report a real or potential Code of Conduct violation, you should speak to your manager right away. Alternatively, you can use the Ethics Reporting Channels if for some reason you don’t feel comfortable speaking to your manager.

Q: What do you mean when you say “Always make reports in good faith”

A: Good faith implies that all reports must be sincere and made with honest intention or belief, regardless of the outcome.

Reports that are made with the intention of harming or causing damage to a particular individual or group of individuals are considered Code of Conduct violations.

18 THE ROLE OF A MANAGER IN THE ETHICS REPORTING PROCESS

If you are a manager at Goldcorp, you have important business and operational responsibilities that are critical to helping Goldcorp meet its strategic goals. You are also responsible for being an ethical leader and to lead by example by always doing what is right.

Lead by example by having the courage to say and do what is right

Communicate the Code of Conduct to those who work with us

Your Responsibility as a Manager

- Comply with our Code of Conduct regardless of the outcome of an action.
- Lead by example and set the right ethical tone in your work group.
- Treat everyone with respect.
- Take responsibility for communicating Goldcorp's policies to those working under your supervision.
- Create a culture of trust in your work group that facilitates raising ethical questions or concerns.
- Report Code of Conduct issues to your site manager or to the Ethics and Compliance Department (ethics.help@goldcorp.com).



Here are some tips that will help you become an ethical leader and support the Ethics Reporting Process:

- LISTEN CAREFULLY AND RESPECTFULLY
- ALWAYS REMAIN IMPARTIAL
- TREAT REPORTS CONFIDENTIALLY
- IF IN DOUBT, SEEK ADVICE AND HELP
- EXERCISE CARE, DILIGENCE AND PROFESSIONALISM

Take Note

Goldcorp's Code of Conduct prohibits retaliation against individuals who, in good faith, have reported a real or suspected Code of Conduct violation. Retaliation consists of any negative actions against the party who made the report including a demotion, termination, or workplace harassment amongst others. **Engaging in retaliation is a serious Code of Conduct violation.**

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19 HOW TO MAKE A REPORT

Speaking up is available to all employees and third parties who work for or have interaction with Goldcorp. Goldcorp takes very seriously all reports that are received and therefore expects you to use this process with care and responsibility and in good faith.

Making a report is easy and there are several reporting channels available to you. If you find yourself in a situation where you need to report a real or potential Code of Conduct violation, or where you have questions or concerns related to compliance with our Code of Conduct, you have two options:

1 REPORT IT TO A MEMBER OF MANAGEMENT, ETHICS AND COMPLIANCE, LEGAL OR THE PEOPLE DEPARTMENT

It is part of each manager's responsibility to address your ethics-related concerns with confidentiality, impartiality and professionalism.

2 REPORT IT THROUGH THE ALTERNATIVE ETHICS REPORTING CHANNELS

The Alternative Ethics Reporting Channels described below provide other means you could use to raise ethics-related concerns.

19.1 Alternative Ethics Reporting Channels

→ **EMAIL**
ethics.help@goldcorp.com

→ **VOICE MAIL**
+1 604 699 0410

→ **WEB***
www.goldcorp.ethicspoint.com

→ **TOLL FREE HOTLINE***

Canada and United States	866 593 6038
Mexico	001 800 840 7907 or 001 866 737 6850
Guatemala	1 800 624 0091 (Dial 1990 from Marlin Mine)
Chile	1 230 020 5771
Barbados	1 800 534 3352
Argentina	0 800 555 0906
Switzerland	1 0800 56 4628

* Reports submitted are received by an independent service provider (NAVEX) and then forwarded to Goldcorp's Ethics and Compliance Department at the Vancouver Head Office.

Take Note

The following reported issues will be escalated to the Audit Committee for their review:

- Material misstatement or omission in Goldcorp's publicly released financial statements or disclosures.
- Bribery of government officials or any other violation of Goldcorp's **Anti-Bribery and Anti-Corruption policy**.
- Known or suspected fraud.
- An event or series of events indicative of a deterioration in the overall internal control environment.

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20 WHAT CAN YOU EXPECT WHEN MAKING A REPORT?

Regardless of the reporting method used, you can expect the following from Goldcorp's Ethics Reporting Process:

CONFIDENTIALITY

All reports received will be treated with confidentiality to the extent permitted by law. All efforts will be made to ensure that the report and the identity of the reporter are only known to those directly involved in the assessment or investigation of the case.

ANONYMITY

Anonymous reporting is available. If you wish to do so, you may withhold from disclosing your identity when making a report. Please make sure to leave a communication channel open for follow-up questions and notifications if you decide to remain anonymous.

NON-RETALIATION

Goldcorp will not tolerate any form of retaliation against a party who, in good faith, made a report of a Code of Conduct violation or assisted in the investigation of a report.

DILIGENCE

All reports received are taken seriously and overseen by Goldcorp's Ethics Committee to ensure that the assessment and investigation of the reports are carried out with diligence.

Management, the Ethics Committee or a combination of both will normally take the following steps when a report is received:


REPORT RECEIVED AND PRELIMINARILY ASSESSED
NOTIFY APPLICABLE MEMBERS OF SENIOR MANAGEMENT OR AUDIT COMMITTEE
SCOPING OF INVESTIGATION PLAN
ASSESSMENT/ INVESTIGATION IS CONDUCTED
REPORT RECEIPT NOTIFICATION
VALIDATION OF ASSESSMENT/ INVESTIGATION RESULTS
IMPLEMENTATION OF CORRECTIVE ACTIONS IF REQUIRED
FOLLOW UP ON IMPLEMENTATION OF CORRECTIVE ACTIONS IF RECOMMENDED
CASE CLOSURE NOTIFICATION

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Q: I am concerned about retaliation. Should I only provide general information (without details) about the Code violation that I want to report in order to protect myself

A: Goldcorp puts signicant efforts in managing a transparent and condential Ethics Reporting Process and enforcing non-retaliation. If you provide little or very general comments about a Code violation, the investigation team may not have enough information to conduct their work. You are encouraged to provide as much information and details as possible when making a report.

Q: I reported a concern I have to my manager and he has not taken any action. Should I use the Alternative Ethics Reporting Channels

A: You should first try to follow up with your manager on the status of your complaint. He may have already started working on it. However, if after your follow up you feel that nothing is being done you should contact your manager’s supervisor or the general manager or forward your report to the Ethics and Compliance Department.

Q: Why is it taking so long to resolve my report

A: Goldcorp takes all reports received very seriously. In order to ensure appropriate diligence when assessing or investigating a complaint, a number of steps must be taken including several layers of review. Also, in some cases we need to prioritize the reports in order to address the most critical rst. All these could cause delays in resolving a particular case. If you have concerns about the status of your report you should talk to your manager or contact ethics.help@goldcorp.com.

Q: I have been recently terminated by my supervisor. I was told it was due to restructuring; however, six months ago my supervisor was disrespectful to me and therefore I think now it’s time to report it.

A: Remember that reports on Code of Conduct violations should be made on a timely basis. This does not preclude you from making a report but the timing would denitely be taken into consideration when assessing your complaint.

Q: What should I do if I think my manager could be involved in the misconduct to be reported Should I still go to him to make my report

A: No. If you think your manager is involved in the misconduct you should report this to your manager’s supervisor or to the general manager. If you prefer, you can also report it through the Alternative Ethics Reporting Channels.

Q: My supervisor and I don’t get along and the relationship is not getting any better. I can see that he wants to terminate me. Should I make an ethics report

A: No. First you need to assess if there is in fact a Code of Conduct violation and clearly dene what that violation is.

If you are having trouble pointing out a particular Code violation, then most likely there is no violation to be reported. You should then treat the issue as a management/administrative matter and speak directly to your supervisor, to your manager or to the People Department.

21 THE ROLE OF THE ETHICS COMMITTEE

Goldcorp has an independent Ethics Committee that oversees the Company’s Compliance Program, which includes the Ethics Reporting Process. Goldcorp’s Ethics Committee is a multidisciplinary and independent group of corporate employees and officers chaired by the Executive Vice President and General Counsel.

Responsibility of the Ethics Committee regarding the Ethics Reporting Process:

Ensuring that Goldcorp has an effective and efcient mechanism to allow employees and other stakeholders to raise questions or concerns regarding ethics and compliance matters.

Providing guidance to employees or other stakeholders who raise questions or concerns about ethics and compliance matters.

Facilitating or assisting in the investigation and possible resolution of issues that are related to real or potential violations of Goldcorp’s Code of Conduct.

Monitoring the progress and outcome of ethics-related investigations and reporting the outcome, as applicable, to Senior Management and to the Audit Committee.

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The Ethics Committee meets on a monthly basis to address matters related to Goldcorp’s Ethics and Compliance Program, including the review, assessment and resolution of all applicable ethics reports received. Reports outlining the progress of the Ethics and Compliance Program are distributed to Senior Management and to the Audit Committee of the Board of Directors on a periodic basis.

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part 4

adMInIstratIVe Matters

Part 4 of the Code discusses various administrative matters related to the application of the Code of Conduct provisions dened in parts 2 and 3.

22 CORRECTIVE ACTIONS

All Code of Conduct violations must trigger corrective actions

When an investigation team determines that a Code of Conduct violation has occurred, corrective actions must be recommended by management.

The recommended corrective actions are subject to review by the Ethics Committee and may include changes to processes, controls, disciplinary measures, discontinuing activities and re-assignment of functions among others.

It is management’s responsibility to recommend appropriate, sufficient and consistent corrective actions and to ensure that these are duly implemented. The Ethics Committee provides oversight to ensure the recommended actions are appropriate.

22.1 Disciplinary measures

Whenever a Code of Conduct violation can be attributed to an individual or a group of individuals, disciplinary measures will be taken. All disciplinary measures must be documented in the personal le of the employee by the local People Department and communicated to the Ethics Committee (ethics.help@goldcorp.com).

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The following, or a combination of the following, are some of the disciplinary measures that could be applied:

Issue a verbal warning Suspend (with or without pay) Issue a written warning or letter of reprimand Demote Request that the individual take certain actions and/or Terminate make certain commitments related to the remediation

Refer the matter to the applicable government of the Code violation authorities for further action Reduce or eliminate merit increases, bonuses or other compensation

Take Note

When dening a disciplinary measure, you must ensure that it is:

Reasonable and sufcient considering the underlying Code of Conduct violation.

Consistent with previous disciplinary measures taken in the past for similar type of Code of Conduct violations.

23 TRAINING AND AWARENESS

Each of us is responsible for reading and understanding the Code and its Guiding Principles. The Ethics Committee will facilitate the development and delivery of corporate-driven training and awareness actions. However, site and regional management are expected to re-enforce these actions with locally driven initiatives which may include a combination of the following:

Online courses Instructor-led sessions Employee round tables

Printed materials

Intranet articles and postings Employee town-halls

Complying with Code of Conduct training is mandatory for all Goldcorp employees. Failing to comply with mandatory training could negatively impact your annual performance evaluation.

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24 OTHER MATTERS

Goldcorp will take reasonable steps to ensure compliance with the Code of Conduct and its related policies, which may include the execution of internal routine and ad-hoc compliance audits on a periodic basis.

As a general rule, no waiver of compliance with the Code will be permitted. However, exceptional circumstances may be considered and will require formal approval by Senior Management and/or the Audit Committee of the Board of Directors.

As a best practice, Goldcorp will review and update the Code of Conduct every three to ve years or when necessary, subject to the approval of the Board of Directors. Goldcorp will take adequate measures to ensure that all Goldcorp employees and applicable third parties are informed of signicant changes to the Code of Conduct.

All records produced in connection with the Code, including acknowledgements, verications, violations, and investigation and disciplinary reports, must be retained by Goldcorp for not less than ten years following the termination of the individual’s employment by Goldcorp.

ALTERNATIVE ETHICS REPORTING CHANNELS ethics.help@goldcorp.com

+1 604 699 0410 www.goldcorp.ethicspoint.com

Toll free hotlines

Canada and United States:

866 593 6038

Mexico: 001 800 840 7907 or 001 866 737 6850 Guatemala: 1 800 624 0091 (Dial 1990 from Marlin Mine) Chile: 1 230 020 5771 Barbados: 1 800 534 3352 Argentina: 0 800 555 0906 Switzerland: 1 0800 56 4628

www.goldcorp.com